Exhibit 99.84
News Release
Theratechnologies to present at Biotech Showcase 2010
Montréal, Canada — January 11, 2010 — Theratechnologies (TSX: TH) announced today that Yves Rosconi, President and Chief Executive Officer of the Company, will be presenting an overview of Theratechnologies at Biotech Showcase 2010, which will take place at the Marines’ Memorial Club & Hotel, in San Francisco. During his presentation scheduled tomorrow at 3:20 p.m., Mr. Rosconi will review the 2009 operational accomplishments and will discuss Theratechnologies’ strategy and growth opportunities for the year to come.
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company with core expertise in peptide-based therapeutics. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor.
In late 2008, Theratechnologies completed its Phase 3 clinical program which was designed to evaluate tesamorelin in treating excess abdominal fat in HIV patients with lipodystrophy. Theratechnologies also signed a collaboration and licensing agreement with EMD Serono, Inc., for the commercialization of tesamorelin in the United States.
With a New Drug Application filed with the U.S. authorities in May 2009, Theratechnologies’ growth strategy is firmly focused on the development of tesamorelin in the United States and in other potential HIV-associated lipodystrophy markets, as well as through additional clinical programs for other medical conditions.
Contact:
Andrea Gilpin
Vice President, IR & Communications
Theratechnologies Inc.
Phone: 514 336-7800, ext. 205
communications@theratech.com
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com